SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF FEBRUARY 2005

PSi TECHNOLOGIES HOLDINGS, INC.

(Exact name of Registrant as specified in its Charter)

NOT APPLICABLE

(Translation of Registrant’s name into English)

Electronics Avenue

FTI Industrial Complex

Taguig, Metro Manila 1604, Philippines

(Address of Registrant’s principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F      x            Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                      No      x

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, each Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 18, 2005

PSi TECHNOLOGIES HOLDINGS, INC.

By:	/s/ Arthur J. Young, Jr.
Arthur J. Young, Jr.
President and Chief Executive Officer

PSi TECHNOLOGIES HOLDINGS, INC.

SEC FORM 6-K

February 2005

Description	Page
Press Release, dated February 15, 2005
PSi Technologies Reports Fourth Quarter 2004 Results	3

PSi TECHNOLOGIES REPORTS FOURTH QUARTER 2004 RESULTS

South San Francisco, CA & Manila, Philippines – February 15, 2005 – PSi Technologies Holdings, Inc., (NASDAQ: PSIT), a leading independent provider of assembly and test services for the power semiconductor market, today announced financial results for the fourth quarter ended December 31, 2004:

Highlights

ð	Revenue of $18.1 million, a decrease of (17.4)% on a quarter-over-quarter basis, and an increase of 1.1% on year-over-year basis.

ð	Gross margin of (1.5)%, versus 5.5% in the previous quarter and 6.5% in 4Q03.

ð	Operating loss margin, excluding China related expenses, of (13.4)% versus (5.8)% in the previous quarter and (5.0)% in the same period last year. Operating loss margin, including China related expenses, was (16.5)% in 4Q04 versus (10.9)% in 3Q04 and (5.0)% in 4Q03.

ð	EBITDA margin, excluding China related expenses, of 8.8%, versus 12.5% in the previous quarter and 16.3% in 4Q03.

ð	Fully diluted EPS of $(0.23) per share, versus EPS of $(0.17) per share in the previous quarter and $(0.07) in 4Q03.

Fourth Quarter Financial Results

Revenues for the fourth quarter of 2004 totaled $18.1 million, a (17.4)% sequential decline compared to $21.9 million in the previous quarter, and a 1.1% increase compared to $17.9 million in revenues for the fourth quarter of 2003. Revenues from the top 5 customers of the Company were $15.0 million, a (21.0)% decline compared to $19.0 million in the previous quarter, and a 2.6% increase over the same period last year.

The Company’s largest customers for the fourth quarter (in alphabetical order) were Infineon Technologies, ON Semiconductor, Philips and ST Microelectronics. Products packaged for those customers are used in a variety of end user applications, with particular focus on automotive systems, consumer electronics, communications equipment, industrial applications, home appliances and PC motherboards.

Sales of power semiconductor packages comprised 96.4% of fourth quarter revenues, or $17.4 million, a 17.0% sequential decline versus $21.0 million in the previous quarter, and a 2.8% increase compared to the same period last year.

“Looking back at the quarter, our results were a reflection of challenging conditions that resulted in the deterioration of PSi’s loadings as the quarter progressed,” said Arthur J. Young, Jr., Chairman and CEO. “This progression was a direct result of the reduced sales volumes and softer than expected demand of our customers’ end markets, causing a further pullback in orders as customers aggressively reduced inventories and adjusted for anticipated seasonality during the first quarter.”

PSi Technologies Holdings, Inc.

Fourth Quarter 2004 Results

Cost of goods sold declined by (11.2)% on a sequential basis, due primarily to the lower rate of decline in fixed costs-specifically, fixed depreciation expenses-relative to the decline in revenues. Gross profit margin was (1.5)% in the fourth quarter, versus 5.5% in the third quarter and 6.5% in the same period last year.

“While we were successful in reducing variable costs by (15.1)% and removing $437.4 thousand in labor and other fixed costs during the quarter, depreciation as a component of COGS increased by 2.5%, leading to a (4.6)% sequential reduction in our fixed costs,” said Young.”

Operating expenses, excluding China and freight related costs, declined by (13.1)% during the quarter, due to tighter cost controls. Operating loss for the fourth quarter was $(2.9) million, compared to $(2.4) million in the previous quarter. Operating loss margin was (16.5)%, compared to (10.9)% in the previous quarter and (5.0)% in the year ago period.

EBITDA margin was 6.1% for the fourth quarter, down from 7.3% in the previous quarter.

Fourth quarter net loss was $(3.8) million or $(0.23) per diluted share, compared to $(2.8) million in the previous quarter or $(0.17) per diluted share.

Full Year Financial Results

Revenues for the full year were higher by 1.6% to $78.2 million, compared to revenue of $76.9 million in 2003.

Gross profit margin was 3.5%, versus 2.3% in 2003. The increase in gross profit margin is attributable to improved manufacturing efficiencies, better usage of supplies and chemicals, deployment of labor and reduction of other fixed costs.

Operating expenses excluding asset impairment charges, were higher by 26.1% to $10.8 million, due to $2.3 million in China expenses incurred during the year. Excluding this, operating expenses would have been lower by (0.6)% against the previous quarter, to $8.5 million. Operating loss excluding asset impairment charge and other special charges would have decreased to $(5.8) million, from a $(6.8) million operating loss in 2003.

Full year net loss was $(14.9) million versus $(21.0) million in 2003. The net loss figure includes asset impairment charges of $12.9 million and $4.4 million for 2003 and 2004, respectively, that were incurred after a review of long-lived assets determined that the carrying amount of such assets may not be recoverable based on estimated undiscounted future cash flows to be generated by the assets. A further $0.7 million charge representing the amortization of the existing $4 million Exchangeable Note’s embedded conversion feature was incurred in 2004. Such amortization has increased the carrying amount of the Exchangeable Note as shown in the Long-term liability line item in the Balance Sheet.

China

PSi Chengdu currently has eight production lines installed in China, with four lines allocated for SOT78, two lines for SOT82, one for SOT186B and another for SOT399. All of the SOT78 & SOT82 lines in Chengdu have been given production release by Philips, and we are building risk build lots for SOT186B.

Another SOT78 line is scheduled for transfer in February.

PSi Technologies Holdings, Inc.

Fourth Quarter 2004 Results

For the quarter, PSi incurred $0.6 million in China related expenses, equivalent to 3.1% of consolidated sales. Excluding these expenses, PSi’s operating loss would have been $(2.4) million, versus $ (1.3) million in the previous quarter. Net loss for the fourth quarter would have been $(3.3) million or ($0.20) per diluted share. Net loss margin would have been (18.0)%.

Balance Sheet Highlights

Cash and cash equivalents totaled $1.9 million on December 31, 2004, versus $0.9 million at the end of 2003.

The Company spent $13.3 million in capital expenditures, including $2.6 million for China. This was offset by $11.6 million in cash generated from operating activities and $3.1 million in cash generated from financing activities.

We have made progress in disposing and realizing values on unutilized assets and equipment by entering into a contract on January 28, 2005 to sell our unutilized third site in Laguna to an unrelated Philippine corporation in the business of commercial and industrial property development and leasing, for $2.5 million. Of this amount, $1 million was paid upon the signing of the agreement, with the balance payable every 6 months in six equal payments. Because of this transaction, we have written down the carrying value of such properties by recognizing an asset impairment charge in 2004 amounting to $0.9 million. We are still in discussion with third parties for the disposal of other unutilized properties and equipments.

The Long-term liability account of $1.6 million as of December 31, 2004 represents the carrying amount of the Exchangeable Note raised in July 2003, net of the amortization of discount representing the embedded conversion feature of the Note.

As of December 31, 2004, PSi is in violation of two loan covenants relating to its $10 million Receivable Financing Facility from the Singapore Branch of Raiffeisen Zentralbank Osterreich (RZB-Austria). The loan covenants were established in 2002, prior to the asset impairment charges of 2003, and require the maintenance of a 1:1 current ratio and a minimum stockholders’ equity, including $1.6 million Long-term liability account, of not less than $50 million, with which we are not in compliance. Without the non-cash asset impairment charges incurred in 2003 and 2004, our stockholders equity including the $1.6 million Long-term liability account relating to the Senior Subordinated Exchangeable Note issued in 2003, would have been $59.9 million. On December 31, 2004, RZB-Austria waived the violations and extended the Facility to December 2005, subject to a review in the first quarter and the possibility of a capital injection from our major shareholder in 2005.

As of December 31, 2004, tangible book value was $3.08 per share on 13,289,525 outstanding shares, or $2.44 per share on a fully diluted basis.

Business Outlook

Commenting on the Company’s business outlook and going-forward strategies, Young said: “Today, existing customer loadings appear to be recovering from their lows.”

The Company is also undertaking the following initiatives to address profitability:

1.	Increase research and development emphasis on more advanced packages such as PowerQFN and powermite and allocate a larger portion of capital expenditures to support these emerging businesses. The PowerQFN family of packages is expected to represent a new source of

PSi Technologies Holdings, Inc.

Fourth Quarter 2004 Results

growth for PSi. To this end, we signed a multi-year patent licensing agreement in December 2004 that allows PSi to practice under Amkor’s portfolio of MicroLeadframe® patents and will grant Amkor access to the intellectual property being developed by PSi related to its PowerQFN technology;

2.	Conduct a package portfolio review to determine additional measures to improve the profitability of loss-making and marginal packages, including the substitution to lower cost materials and suppliers, reduction in packaging costs through strategic and China sourcing, sale of capacity to non-IDM customers, and negotiated price increases with existing customers;

3.	Set the Philippine business up to consistently make profits at lower run-rates and mitigate the impact of a sudden and unanticipated decline in revenues as had occurred in the fourth quarter, through further reductions in manpower and other fixed and administrative expenses;

4.	Grow PSi Chengdu into a self-sustaining and independent business unit through the completion of the transfer of remaining manufacturing lines from Philips and the ramp up of volumes towards capacity;

5.	To execute the above, we are strengthening management and re-assigning responsibilities and accountabilities through the:

a.	Appointment of a Chief Operating Officer to plan, oversee and manage the day-to-day operations of PSi’s three main manufacturing facilities. We will make a formal announcement of such appointment in the coming months;

b.	Appointment of Mr. Ruffy Granada for Senior Vice President for Sales, Marketing and Customer Service. Mr. Granada was formerly Amkor’s Executive Director for Sales & Customer Service. Mr. Granada has been given the mandate of diversifying PSi’s customer base and managing business relationships for consistent profitability and market share growth.

Conference Call and Webcast

Company management will hold a conference call to discuss its fourth quarter 2004 operating results on Tuesday, February 15, 2005, at 5:00 p.m. Eastern/2:00 p.m. Pacific. Interested parties should call 800-218-0713 (for domestic callers) or 303-262-2052 (for international callers) at least 5 minutes before start time, and ask the operator for the PSi conference call. A live webcast will also be available through www.companyboardroom.com, and the Investor Relations section of the Company’s website at www.psitechnologies.com.

A replay of the conference call will be available at 800-405-2236 (for domestic callers) and 303-590-3000 (for international callers) through February 22, 2005; the access code is 11023587. The webcast replay will be available for 90 days.

About PSi Technologies

PSi Technologies is a focused independent semiconductor assembly and test service provider to the power semiconductor market. The Company provides comprehensive package design, assembly and test services for power semiconductors used in telecommunications and networking systems, computers and computer peripherals, consumer electronics, electronic office equipment, automotive systems and industrial products. Their customers include most of

PSi Technologies Holdings, Inc.

Fourth Quarter 2004 Results

the major power semiconductor manufacturers in the world such as Fairchild Semiconductor, Infineon Technologies, ON Semiconductor, Philips Semiconductor, and ST Microelectronics. For more information, visit the Company’s web site at www.psitechnologies.com or call:

At PSi Technologies Holdings, Inc.: Edison G. Yap, CFA (63 917) 894 1335 egyap@psitechnologies.com.ph	At Financial Relations Board: Amy Cozamanis (310) 854 8314 acozamanis@financialrelationsboard.com

Safe Harbor Statement

This press release contains forward-looking statements that involve risks and uncertainties. Actual results and outcomes may differ materially. Factors that might cause a difference include, but are not limited to, those relating to the pace of development and market acceptance of PSi’s products and the power semiconductor market generally, commercialization and technological delays or difficulties, the impact of competitive products and technologies, competitive pricing pressures, manufacturing risks, the possibility of our products infringing patents and other intellectual property of third parties, product defects, costs of product development, manufacturing and government regulation, risks inherent in emerging markets, including but not limited to, currency volatility and depreciation, restricted access to financing and political and social unrest and the possibility that the initiatives described herein may not produce the intended results. PSi undertakes no responsibility to update these forward-looking statements to reflect events or circumstances after the date hereof. More detailed information about potential factors that could affect PSi’s financial results is included in the documents PSi files from time to time with the Securities and Exchange Commission.

-Financial Tables Follow-

PSi Technologies Holdings, Inc.

Fourth Quarter 2004 Results

PSi Technologies Holdings, Inc.

Unaudited Income Statement

(In US Dollars)

	3 Months		12 Months
			Unaudited	Audited
	31-Dec-04	31-Dec-03	31-Dec-04	31-Dec-03
Sales	$18,087,852	$17,895,277	$78,196,111	$76,932,587

Cost of Sales	$18,356,510	$16,738,526	$75,457,606	$75,172,428

Gross Profit	$(268,658)	$1,156,751	$2,738,505	$1,760,159

Operating Expense
Research and Development	$222,892	$275,040	$942,254	$722,857
Stock compensation cost	$59,988	$59,988	$239,953	$239,953
Administrative Expenses	$1,674,075	$1,553,029	$6,572,738	$6,846,354
Special Charges			$4,436,594	$12,895,769
China Expenses	$569,105	$—	$2,287,355	$—
Marketing Expenses	$195,777	$168,173	$767,190	$762,071

Subtotal	$2,721,837	$2,056,231	$15,246,084	$21,467,004

Operating Profit/(Loss)	$(2,990,496)	$(899,480)	$(12,507,579)	$(19,706,845)

Other Income / (Charges)	$(830,672)	$(310,894)	$(2,559,264)	$(1,458,618)

Loss before Income Tax	$(3,821,168)	$(1,210,374)	$(15,066,843)	$(21,165,463)

Provision for (Benefit From) Income Tax	$508		$1,527	$(172,781)

Loss before Minority Interest	$(3,821,676)	$(1,210,374)	$(15,068,370)	$(20,992,682)

Minority Interest	$(16)	$(3,671)	$205,960	$(10,840)

Net Loss	$(3,821,692)	$(1,214,046)	$(14,862,409)	$(21,003,522)

EBITDA	1,098,360	$2,922,839	7,674,354	8,433,597

No. of Shares Fully Diluted	16,767,786	16,767,786	16,767,786	16,767,786

EPS	(0.23)	(0.07)	(0.89)	(1.25)

PSi Technologies Holdings, Inc.

Fourth Quarter 2004 Results

PSi Technologies Holdings, Inc.

Unaudited Consolidated Balance Sheet

(In US Dollars)

	31-Dec-04	31-Dec-03
	Unaudited	Audited
ASSETS
Cash & Cash Equivalents	1,862,069	935,792
Accounts Receivable	11,803,098	11,454,512
Inventories	8,141,131	5,868,621
Prepaid Expenses & Tax Credits	494,097	1,779,705

Total Current Assets	22,300,396	20,038,630

Property Plant & Equipment - Net	63,468,827	68,408,783

Investment & Advances	143,719	143,343
Other Assets	1,492,542	1,000,993

TOTAL ASSETS	87,405,483	89,591,749

LIABILITIES & STOCKHOLDER’S EQUITY
Accounts Payable and Other Expenses	23,211,512	15,466,239
Accounts Payable CAPEX	5,726,212	3,967,002
Bank Loans	11,800,000	8,600,000
Trust Receipts	3,237,411	2,348,943
Current Portion of Long-term Debt	885,928	1,630,604
Current Portion of Obligation under Capital Lease	32,021	135,403

Total Current Liabilities	44,893,084	32,148,191

Long-term liability (net of current )	1,564,306	1,649,884
Obligation Under Capital Leases (net of current)	—	17,163

TOTAL LIABILITIES	46,457,389	33,815,239

Minority Interest	(26,467)	179,493
Equity
Subtotal Equity	72,038,923	71,798,970
Subtotal Retained Earnings	(31,064,362)	(16,201,953)

TOTAL EQUITY	40,974,561	55,597,017

TOTAL LIABILITIES & S’HOLDERS’ EQUITY	87,405,483	89,591,749

PSi Technologies Holdings, Inc.

Fourth Quarter 2004 Results

PSi Technologies Holdings, Inc.

Unaudited Consolidated Statement of Cash Flows

(In US Dollars)

For the 12 Months ended 31-Dec-04
CASH FLOWS FROM OPERATING ACTIVITIES	—
Net Income	(14,862,409)
Adjustments to reconcile net income to net cash provided by operating activities:
Minority interest	(205,960)
Equity in net loss (gain) of an investee 2002
Stock compensation cost	239,953
Depreciation and amortization	15,546,963
Loss on Asset Impairment	4,436,594
Provision for (benefit from) deferred income tax
Equity in net loss (gain) of an investee
Change in assets and liabilities:
Decrease (increase) in:
Accounts receivables	(348,586)
Inventories	(2,272,510)
Other Current Assets and tax credit receivable	1,285,608
Increase (decrease) in :
Accounts payable and other expenses	7,745,273

Net cash provided by operating activities	11,564,925

CASH FLOWS FROM INVESTING ACTIVITIES
Additions to property and equipment	(13,284,391)
Proceeds from sale of Property & Equipment	—
Decrease (increase) in investments and advances	(376)
Decrease (increase) in other assets	(491,549)

Net cash used in investing activities	(13,776,316)

CASH FLOWS FROM FINANCING ACTIVITIES
Net availment/(payments) of short-term loans	3,200,000
Trust receipts and acceptances payable	888,468
Net availment/(payments) of stock issuance cost	—
Net availment/(payments) of long term loan	(830,255)
Net availment/(payments) of obligation under capital leases	(120,545)

Net cash provided by (used in) financing activities	3,137,668

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	926,277

CASH AND CASH EQUIVALENTS AT BEGINNING OF THE PERIOD	935,792

CASH AND CASH EQUIVALENTS AT END OF PERIOD	1,862,069

SUPPLEMENTAL INFORMATION ON NONCASH FINANCING & INVESTING ACTIVITIES
Property and equipment acquired (paid) on account under accounts payable	1,759,210

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